Exhibit 99.1

Canadian Zinc Reports On Annual General Meeting Of Shareholders

•	Company Provides Corporate Update

CZN-TSX
CZICF-OTCQB

VANCOUVER, June 27, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") announces the results of its 2017 annual general meeting of shareholders held in Vancouver, British Columbia on June 27, 2017.

Mr. John F. Kearney, Chairman and CEO of Canadian Zinc, provided shareholders with an update on the Company's activities, noting the considerable progress has been made this past year in advancing the project towards production.

During the past twelve months, CZN advanced the Prairie Creek project on several fronts. The Definitive Feasibility Study, that will provide the detail needed to obtain financing, is nearing completion. CZN has engaged financial advisers to arrange debt financing and the Company is examining various financing options to secure the necessary capital to put the project into production. The Environmental Assessment of the all season access road to the Prairie Creek Mine has entered the final phase and the Mackenzie Valley Review Board is expected to make its decision during August. Importantly, all of this progress on the project is being made against the background of a very positive outlook for metal prices, especially for zinc but also for lead.

Feasibility Study Nearing Completion

Following the completion of the Prairie Creek 2016 Preliminary Feasibility Study, CZN engaged AMC Mining Consultants (Canada) Ltd. and Ausenco Engineering Canada Inc. to complete a Definitive Feasibility Study to support the project debt financing of the Prairie Creek Mine.

In addition, the 2016 PFS recommended certain aspects for further detailed study and identified a number of opportunities for optimizing and potentially enhancing the project economics, including a front-end engineering and design phase that would complete engineering to the stage where the design can be used to obtain fixed pricing from construction contractors.

As part of this process, Ausenco is undertaking project development planning services for the Prairie Creek Mine and will deliver a robust optimized project development plan focused on making the best possible use of existing infrastructure and construction materials on site so as to provide a lower cost or faster time-frame to production for the project.

The project development plan is being undertaken with the objective of converting it to an Engineering Procurement and Construction Management ("EPCM") contract at the appropriate time.

The Definitive Feasibility Study is now nearing completion, the field work and testing has been finished, various trade-off studies have been undertaken and the study is now at the compilation and review stage.

Canadian Zinc expects that the DFS will be completed within the next six to eight weeks.

Mineral Processing Optimization

As part of the Feasibility Study, CZN engaged SGS Canada Inc. to undertake further mineral processing optimization testing on new composite bulk samples obtained from the 2015 underground drill program at the Prairie Creek Mine.

The principal objectives of the program are to optimize the proposed mineral processing flow sheet and to simplify the flotation circuit design, thereby improving the projected metal recoveries and lowering milling production costs. It is expected that the new mineral processing testing will lead to improvement in projected metal recoveries, and the results of this metallurgical testing program will be incorporated into the DFS.

Alternative Energy Options

In February 2017, CZN signed a Memorandum of Understanding with Northwest Territories Power Corporation to examine the supply of electrical power for the development and operation of the Prairie Creek Mine.

In the MOU, NTPC and CZN have agreed to evaluate the integration of other energy alternatives, and specifically Liquefied Natural Gas, as part of the energy supply for the mine and thereby reduce the dependency on diesel fuel.

All Season Road Permitting

Over the past ten years Canadian Zinc has successfully completed six environmental assessments and obtained all the significant regulatory permits and social licences required to complete construction and development at the mine site and a winter access road to allow commencement of mining and milling at Prairie Creek.

An environmental assessment for the Company's permit application for use of the access road on an all season basis is now nearing completion.

The Review Board held Community Hearings in Nahanni Butte April 24th and Fort Simpson April 25th and Technical Hearings in Fort Simpson April 26th to 28th. There was strong support shown for the Prairie Creek Project from both communities.

With the Hearings completed, closing submissions were made in early May and the Review Board closed the public record on June 6th.

CZN is now awaiting the Board's decision, which is expected during August when the Review Board will issue its Report of Environmental Assessment and submit the Report to the Minister of Indigenous and Northern Affairs Canada.

Newfoundland Central Milling Facility Research Program

Canadian Zinc also owns an extensive mineral land package in central Newfoundland covering three large VMS projects with known mineral deposits and excellent exploration potential, including the South Tally Pond project, which hosts the Lemarchant deposit; the Tulks South project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake project.

The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

During 2016, CZN, in collaboration with Buchans Minerals Corporation, successfully completed a research program investigating the viability of a central milling facility to process several volcanogenic massive sulphide base metal deposits in central Newfoundland.

The metallurgical research program was largely funded by the Research & Development Corporation of Newfoundland and Labrador through the GeoEXPLORE Industry-led program.

The metallurgical research study demonstrated that the ore from the Company's Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

The positive results of the research project provide valuable direction to guide future exploration on the Company's central Newfoundland deposits and the conceptual economic modeling provided key information on which to focus future economic studies and development plans for advancing the development of these deposits through a centralized milling facility.

2017 Winter Drilling at Lemarchant Deposit, South Tally Pond Property

CZN completed a winter 2017 diamond drill program on its Lemarchant copper-lead-zinc-silver-gold volcanogenic massive sulphide deposit located on the 100%-owned South Tally Pond project in central Newfoundland.

Ten drillholes and three drillhole extensions, totaling 3,070 metres were completed at the Lemarchant massive sulphide deposit. Highlights of the drilling program include significant massive sulphide mineralization intersected in drillholes LM17-115 and LM17-116, with assays of:

LM17-115 : 10.23% zinc, 2.19% lead, 0.78% copper, 148.4 g/t silver, 2.41 g/t gold over 7.1 m.

LM17-116 : 14.06% zinc, 6.27% lead, 1.88% copper, 382.9 g/t silver, 2.01 g/t gold over 6.0 m.

The drilling successfully extended the Lemarchant mineralization up to 65 metres up-dip on two sections located 125 metres apart and 25 metres along strike to the south. The vertical depths of the mineralized drill intercepts range from 130 to 170 metres and remain open for further expansion up-dip and along strike.

A summer drill program was started this week to follow up on these successful results and to test other targets around the Lemarchant deposit.

Outlook

Canadian Zinc's focus for the second half of 2017 will be to complete the Definitive Feasibility Study and seek the financing required to begin initial development of the Prairie Creek Project and advance the Mine towards production.

The DFS is well advanced and will be completed in the coming weeks.

The all season road environmental assessment is in its final phase with a decision expected in August.

LME zinc prices averaged US$1.26 per pound in the first quarter of 2017, an increase of 10% from the previous quarter and up 66% from the first quarter a year ago and most forecasters are predicting zinc prices to remain strong for the balance of the year.

Zinc concentrate treatment charges have dropped to historically low levels. It has been reported that zinc concentrate annual benchmark treatment charges for 2017 was agreed at US$172 per tonne without any price participation, a substantial reduction of approximately US$100 per tonne from treatment charges agreed for 2016, with spot treatment charges reported much lower.

The lead price increased by over 14% since the beginning of 2017 as LME warehouse stocks decreased.

Demand for lead continues to be driven by lead-acid batteries. According to Wood Mackenzie 85% of global lead demand is used to make batteries, mostly for automobiles, demand for which is growing in countries such as China, Brazil, Argentina and Russia. Renewable technologies such as wind and solar power have created a need for suitable storage capacity and, large-scale industrial batteries, which use lead, are in increasing demand.

The long-term price environment for lead and zinc remains very positive and, supported by the completion of the DFS, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

Results of the Annual General Meeting

All of the director nominees set out in the management information circular dated May 10, 2017 were unanimously elected as directors by a show of hands, to serve until the next annual general meeting of shareholders or until their successors are elected or appointed.

The detailed results of the proxies submitted for the vote on the election of directors are as follows:

	Votes For	Percentage of Votes For	Votes Withheld	Percentage of Votes Withheld
John F. Kearney	70,668,757	94.07%	4,454,172	5.93%
Dave Nickerson	74,123,901	98.67%	999,028	1.33%
Jean-Charles Potvin	74,084,723	98.62%	1,038,206	1.38%
Malcolm JA Swallow	73,876,327	98.34%	1,246,602	1.66%
Alan B. Taylor	70,711,918	94.13%	4,411,011	5.87%
Ian Ward	73,911,600	98.39%	1,211,329	1.61%
John Warwick	74,136,410	98.69%	986,519	1.31%

The shareholders voted in favour of all matters brought before the Meeting. The results of the other matters considered at the Meeting including the appointment of auditors are reported in the Report of Voting Results as filed on SEDAR on June 27, 2017.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 18:28e 27-JUN-17